CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-0001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].
April 8, 2010
VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission	SUBMITTED PURSUANT TO A
Division of Corporation Finance	REQUEST FOR CONFIDENTIAL TREATMENT
100 F Street, N.E.	UNDER 17 C.F.R. §200.83
Mail Stop 4720
Washington, D.C. 20549

Attention:	Ms. Christine Allen, Staff Accountant
Mr. Scot Foley, Staff Attorney
Ms. Suzanne Hayes, Branch Chief
Mr. Jim Rosenberg, Senior Assistant Chief Accountant
Ms. Lisa Vanjoske, Assistant Chief Accountant

Re:	Oncothyreon Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A
File No. 001-33882
Ladies and Gentlemen:
     Oncothyreon Inc. (the “Company”) submits this letter in response to your letter of March 26, 2010 (the “Comment Letter”), which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filings and supplements the letter of the Company dated March 8, 2010. For your convenience, we have numbered and restated such comment in bold and italics.
     Pursuant to 17 C.F.R. §200.83, we are requesting confidential treatment for the confidential portions of the copy of the LOI (defined below) supplementally provided to the Staff in response to Comment 11. The Company requests that such portions of the LOI be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause the Company competitive harm. If the Staff receives a request for access to the LOI, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. All notices, orders and requests for substantiation of this confidential treatment request should be directed to:

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-0002
Oncothyreon Inc.
2601 Fourth Avenue, Suite 500
Seattle, Washington 98121
Attention: Chief Executive Officer
Phone: (206) 801-2100
Fax: (206) 801-2111
Note 13. Collaborative Agreements, page F-26
“2006 Agreements”
1.	Your disclosure indicates that the May 3, 2001 supply agreement and collaboration agreement with Merck KGaA were amended and restated “effective as of March 1, 2006” and refers to the amended and restated agreements as the “2006 agreements.” However, your disclosure only references agreements signed in August 2007. In a March 24, 2010 telephone conference with us, you indicated that the company amended and restated the May 3, 2001 agreements on January 26, 2006. It does not appear that the existence of the January 26, 2006 agreements was disclosed. Further it is unclear whether the disclosure about the “2006 Agreements” relates to the January 26, 2006 agreements or the August 2007 agreements and how the disclosure that the “2006 Agreements” were “effective as of March 1, 2006” reconciles to the dates the agreements were actually signed. Provide us with revised disclosure which addresses these points and tell us where you propose to include it.

The Company and Merck KGaA (“Merck”) entered into a binding letter of intent (the “LOI”) on January 26, 2006, pursuant to which the parties amended the Collaboration Agreement, dated as of May 3, 2001, by and between the Company and Merck, and Supply Agreement, dated as of May 3, 2001, by and between the Company and Merck (together, the “2001 Agreements”). Pursuant to the LOI, among other things, the parties agreed (1) that Merck would assume, effective as of March 1, 2006, worldwide responsibility for the development and commercialization of Stimuvax (other than in Canada) and (2) to negotiate in good faith to amend and restate the 2001 Agreements as necessary to implement the provisions set forth in the LOI. The terms of the LOI were disclosed in two Reports of Foreign Issuer on Form 6-K of the Company’s predecessor company, Biomira Inc., filed with the Commission on January 26, 2006, as well as in subsequent filings with the Commission. The Company and Merck entered into Amended and Restated Collaboration and Supply Agreements on August 8, 2007 (the “2007 Agreements”), which modified the 2001 Agreements and formalized the terms set forth in the LOI. Since the 2007 Agreements reflect substantially all of the terms of the 2001 Agreements as modified by the LOI, the parties agreed that the 2007 Agreements would be deemed to have been effective as of March 1, 2006, the date on which Merck assumed responsibility for the development and commercialization of Stimuvax under the LOI as described above. The Company has referred to such agreements as the 2006 Agreements in its previous

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communications with the Staff. They are, however, referred to as the 2007 Agreements within this response and the Company intends to refer to them as such in all future filings with the SEC.

In response to this Comment 1, the Company has presented revised disclosure in Exhibit A hereto, which the Company would propose to include in substantially similar form in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

2.	Provide us with revised financial statement disclosure that, for each material agreement related to the Merck KGaA collaboration, explicitly identifies the material terms of the agreement, including each material right and material obligation of the company, the consideration, both fixed and contingent, the term of the agreement and the date it was signed, and the company’s accounting for the material terms, including each material right and material obligation. At a minimum the disclosure related to the accounting should identify each deliverable in the agreement, the units of account and the basis for determining them, the consideration, both fixed and contingent, allocated to each unit of account and the basis for determining it, and the accounting for each unit of account, including each unit of accounts performance period and the basis for its determination. For licenses, please ensure the disclosure clarifies when the license commenced.

In response to this Comment 2, the Company has presented revised disclosure in Exhibit A hereto, which the Company would propose to include in substantially similar form in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

3.	In your discussion entitled “Performance Period under the 2006 Agreement” in your March 8, 2010 response, you indicate that the life of the product equals the life of the patent. Please ensure your revised disclosure clarifies the relationship to and significance of these items to what was licensed and the basis for management’s conclusion that they are equal. Please also ensure that your revised disclosure distinguishes between the license term and the exclusivity period and explains why you believe the performance period is shorter than either the license period or the exclusivity period. Through your proposed revised disclosure requested in the comment above, it should be clear whether the performance period for the units of account under each agreement that include the license has always been shorter than both the license term and the exclusivity period and if so, the underlying economics that explain this.

In response to this Comment 3, the Company has presented revised disclosure in Exhibit A hereto, which the Company would propose to include in substantially similar form in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

4.	Please confirm the exclusivity period of the license and reconcile to the disclosures in Form 10-K, for example (not all inclusive):
•	Page 41, under “Up-Front Fees and License Fees”, references revenue being recognized “over the term of the agreement or related patent life”.

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
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•	Note 1, first paragraph on page F-10 references revenue being recognized “ratably over the term of the license agreement or the related product lifecycle, whichever is shorter.”

•	Note 13, page F-26, last sentence of second paragraph states “This payment was recorded as deferred revenue and, until the December transactions described below, was being recognized as revenue ratably over the estimated product life.”

•	Note 13, last paragraph on F-27 references revenue being recognized “ratably over the remaining patent life”.
The Company confirms that the exclusivity period for the licenses granted by the Company to Merck under each of the applicable agreements between the parties was to remain in effect during the period beginning on the effective date of the applicable agreement (other than the LOI, under which the license was effective as of March 1, 2006) and ending, on a product-by-product and country-by-country basis, on the later of (1) the expiration of the patent rights with respect to the applicable product candidate and (2) the 15th anniversary of the product launch.

As the license was perpetual and the agreement was subject to termination by Merck, the Company believes that the period of performance for each deliverable under the agreements, and therefore the appropriate period for the amortization of amounts arising under the contract, corresponds to the estimated life of the product. The estimated life of the product coincides with the life of the issued patents for Stimuvax, which is the period through 2018. The Company believes that the patent expiration date would be the end of the product’s useful life because without significant patent protection, Stimuvax would likely face competition from generic alternatives. Therefore, the Company believes that the patent life and the product life are the same.

The Company began to use this amortization period beginning in 2006 following entry into the LOI. Prior to this, under the 2001 Agreements, the Company had recognized revenue ratably over the period from the date of the 2001 Agreements to 2011. The Company chose this amortization period because at the time it believed it reflected an anticipated period of “market exclusivity” based upon its expectation of the life of the patent protection of Theratope, after which the market entry of competitive products would likely occur. In June 2004, following the failure of Theratope in a Phase 3 clinical trial, Merck returned to the Company all rights to Theratope and development of Theratope was discontinued; however, the parties continued to collaborate under the terms of the 2001 Agreements with respect to the development of Stimuvax. In connection with the discontinuation of Theratope, the Company accelerated recognition of previously deferred revenue, which corresponds to the portion of the up-front cash payments under the 2001 Agreements that was allocated to Theratope. The allocation of the revenue from the 2001 Agreements between Theratope and Stimuvax was based on cash flow projections prepared for purposes of estimating the fair values of the products. The remaining deferred revenue, which had been allocated to Stimuvax, continued to be recognized ratably until 2011, although the issued patents for Stimuvax would not expire until 2018.

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-0005
The Company believes that amortizing the remaining deferred revenue for Stimuvax through 2011 is an error because the product life for Stimuvax was through 2018, and therefore, the Company should have amortized the remaining deferred revenue related to Stimuvax through 2018. The Company believes this error resulted in an overstatement of revenue of less than $100,000 in each of the years from 2005 through 2007 and an understatement of revenue by approximately $300,000 in 2008. In all years, the misstatement as a percentage of revenue and net income/(loss) is less than 2.5% and 4.5%, respectively. The Company is performing an evaluation of the quantitative and qualitative effects of this error and while it believes such effects to be individually immaterial to the aforementioned periods presented, it is continuing to evaluate the aggregate effect of this error in relationship to the disclosure error discussed in its response to Comment 10 for purposes of the restatement discussed in Exhibit A.

The Company has clarified the disclosures identified above in this Comment 4 in the revised disclosures in Exhibit A hereto, which the Company would propose to include in substantially similar form in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. The Management Discussion and Analysis of Financial Condition and Results of Operations disclosure referenced above and other non-financial statement disclosure will be revised to conform to the proposed disclosure set forth in Exhibit A hereto.

5.	Please tell us and clarify in your proposed disclosure whether the “collaboration” deliverable you identify in Exhibit A of your March 8, 2010 letter is in fact two deliverables.

The “collaboration” unit of accounting identified in Exhibit A to the Company’s March 8, 2010 letter to the Staff requires the Company to participate in or deliver the following: (1) joint steering committee participation; (2) manufacturing/CMC Project team participation; and (3) delivery of any improvements of Stimuvax to Merck. The Company concluded that these obligations constitute deliverables that should be evaluated under Accounting Standards Codification (“ASC”) 605-25, Multiple Element Arrangements. The Company however concluded that due to the lack of objective and reliable evidence of fair value of its obligations the deliverables did not meet the criteria to be a separate unit of accounting. Accordingly, all deliverables in the arrangement were accounted for as a single unit of accounting.

6.	Exhibit B of your March 8, 2010 letter indicates that the “manufacturing process transfer milestones” would be paid to the Company on December 31, 2009, with payment accelerated to an earlier date if certain events occur. In our telephone conference on March 23, 2010, you indicated that payment acceleration had occurred and that the Company recognized each “milestone” on its payment acceleration date and amortized each over the remaining performance period of the manufacturing deliverable. Please help us understand why your accounting is appropriate if as it appears these “milestones” represent non-contingent payments that were fixed and determinable at inception of the agreement.

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-0006
The Company recognizes revenue when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured.

The 2007 Agreements called for various payments to be made by Merck to the Company following the execution of the 2007 Agreements and upon achievement of certain milestones, including three payments tied to manufacturing process transfer as set forth in the table below.

Milestone(1)	Payment	Period Cash Received
Manufacturing Process Transfer Milestones:
Transfer of product release assays and drug substance	$5,000,000	Q4 2007
Transfer of liter scale process	3,000,000	Q2 2008
First commercial manufacturing run	2,000,000	(2)

(1)	The Company was required to be paid by December 31, 2009 regardless of whether the milestone was achieved. The Company recorded such payments as deferred revenue when the payments were received and recognized revenue over the remaining estimated product life of Stimuvax.

(2)	Prior to the completion of this milestone, the 2007 Agreements were renegotiated. Payment was received by the Company in the fourth quarter of 2009 notwithstanding the non-occurrence of the milestone pursuant to the terms of the 2008 license agreement. See Note (1). Since the Company had no future performance obligations under the arrangement, revenue was recognized in the period received.
The Company believed that it faced an inherent risk that the agreements themselves could be terminated by Merck at any time if Merck concluded that successful development of Stimuvax was unlikely, since the development of commercialized drugs is subject to enormous risk of failure. There are numerous hurdles that must be overcome prior to achieving regulatory approval and at any point prior to commercialization it is possible that the development of the drug will be abandoned. For example, under the 2001 supply agreement, Merck agreed to make milestone payments to the Company with respect to Theratope, which had requirements that were separate from the requirements for milestone payments with respect to Stimuvax. In June 2004, following failure of Theratope in a Phase 3 clinical trial, Merck returned to the Company all rights to Theratope and development was discontinued. Due to the product’s failure, the Company did not receive any of the milestone payments related to Theratope. The prior discontinuation of Theratope illustrates the inherent risk associated with this type of undertaking.

The 2001 and 2007 collaboration agreements provide that the agreements with Merck could be terminated by Merck upon 30 days’ notice if Merck determined that there were issues surrounding the safety or efficacy of Stimuvax which would materially and adversely affect its medical, economic or competitive viability. If Merck terminated the 2007 Agreements prior to December 31, 2009 in accordance with the terms of the agreements, the Company would have had no legal recourse against Merck with respect to the manufacturing process transfer milestone payments. As a result, the Company determined that at the time of execution of the 2007

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-0007
Agreements, collectability of each such milestone payment was not reasonably assured until the earlier of achievement of the applicable milestone and December 31, 2009.

Additionally, one of the four criteria identified in ASC 605-10-S99, Revenue Recognition, to determine when revenue is realizable and earned is that collectability must be reasonably assured. Another factor that the Company considered in determining whether collectability is reasonably assured is the existence of extended payment terms. Relevant guidance related to extended payment terms is found within the American Institute of Certified Public Accounts (“AICPA”) Technical Practice Aid (“TPA”) 5100.57, Overcoming presumption of concessions in extended payment term arrangements and software revenue recognition (“TPA 5100.57”). Specifically, TPA 5100.57 states (in part):
To have a “history of successfully collecting under the original payment terms without making concessions,” a vendor would have to have collected all payments as due under comparable arrangements without providing concessions. For example, one year of payments under three-year payment arrangements would not provide sufficient history because all of the payments under the contracts would not yet have been paid as due . . . . In evaluating a vendor’s history, the historical arrangements should be comparable to the current arrangement relative to terms and circumstances to conclude that the history is relevant.
The milestone payments under the 2007 Agreements did not require payment by Merck until the earlier of achievement of the applicable milestone (which date was not reasonably known or assured) and December 31, 2009. This arrangement was viewed by the Company as extended payment terms and since the Company did not have sufficient history with Merck with respect to collecting amounts due and had not historically had a collaborative arrangement of this materiality, the Company did not believe that collectability was reasonably assured prior to receiving the payment from Merck.

7.	In our March 23, 2010 teleconference, you indicated that contingent payments identified in Exhibit B were recorded on the date the contingency was resolved and amortized over the remaining term of the agreement. Please clarify to which unit of account these payments related and why your pattern of recognition was consistent with the pattern of performance for the unit of account. For example, your pattern of recognition appears to suggest that performance under the unit of account did not occur ratably, but instead required a disproportionately larger amount of performance towards the end of the unit of account’s performance period.

When all criteria for revenue recognition with respect to the manufacturing process transfer milestone payments were met, the Company recognized the revenue associated with such payments over the remaining estimated product life of Stimuvax, instead of initially recognizing

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-0008
an amount equal to the total milestone payment less the pro-rata portion applicable to the remaining period of the Company’s ongoing obligations (the “Cumulative Catch-Up Approach”).

The Company acknowledges that the approach followed may allocate a disproportionately larger amount of performance to the end of the unit of accounting’s performance period, but believes the methodology is acceptable. The Company is not aware of any authoritative guidance related to the appropriate application of the proportionate performance model to combined units of accounting or to milestone payments. Additionally, the Company believes that various methods of recognizing milestone payments and recognizing revenue related to combined units of accounting have been adopted in practice. The Company believes this has been acknowledged during the discussion by the Emerging Issues Task Force (“EITF”) related to EITF Issue No. 08-9, Milestone Method of Revenue Recognition. The issue summary of EITF 08-9 states the following:
“Typically, contingent arrangement consideration becomes fixed or determinable only after the contingency is resolved. At the time the contingency is resolved or the event is achieved, a vendor must determine how to allocate the additional consideration. For arrangements in which a vendor satisfies its obligations to a customer over a period of time, the determination of whether the additional arrangement consideration relates to past performance, future performance, or both can be very difficult. The purpose of this Issue is to examine the use of the milestone method as one possible method for determining how to allocate the contingent arrangement consideration once it becomes fixed or determinable. Under the milestone method, arrangement consideration related to the achievement of a milestone may be deemed to be related solely to past performance.”
The EITF concluded that the milestone method described in EITF 08-9 is an acceptable method of application of the proportionate performance model, but that other acceptable methods of recognizing milestone revenue may exist. A publication by PricewaterhouseCoopers LLP notes three acceptable methods of recognizing milestone revenue in collaborative arrangements, as follows:
The EITF 91-6 Model. Under the model prescribed by ASC 980-605-25, Revenue Recognition of Long-Term Power Sales Contracts, formerly EITF 91-6, revenue is recognized using the lesser of non-refundable cash received or the result achieved using percentage-of-completion accounting. Under this method, revenue would be based on the cost of efforts since the contract’s commencement through to the reporting date, divided by the total expected costs, multiplied by the total expected contractual payments under the arrangement. However,

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-0009
revenue would be limited to the amount of nonrefundable cash payments received and the subsequent milestone payments that have become due and payable.
The Contingency-Adjusted Performance Model. Under this method, revenue related to each payment is recognized over the entire contract performance period, starting with the contract’s commencement, but not prior to the removal of any contingencies for each individual milestone. This method draws no distinction between the up-front payment and milestone payments, and thus recognizes each of them consistently over the contract period once contingencies are removed. Once a contingency is removed and the customer is obligated to make a payment, the cost of the effort that has been incurred to date is divided by the total expected cost and revenue is recognized for that milestone to the extent of the ratio of performance to date, less revenue previously recognized. The remainder is spread over the remaining performance period, based on a similar calculation.

The Contract-Term Deferral Method. Under this method, revenue is deferred and amortized over the remaining contract period on a milestone-by-milestone basis. This method accounts for the milestones in the same manner as the up-front payment are accounted for; that is, the payment of the up-front fee is deferred over the remaining performance period. The contract-term deferral method requires that payments for achieved milestones be deferred and amortized over the period (from the achievement of the milestone to the end of the contract), similar to the treatment of the up-front fee.
The Company believes the methodology that it used for the payments to be an acceptable methodology under GAAP. As described above, collectability of these manufacturing process milestone payments was not reasonably assured as of the date of execution of the 2007 Agreements; collectability was only reasonably assured once the milestone had been achieved or on December 31, 2009. The Company therefore concluded that these payments were best amortized on a prospective basis only and did not record any cumulative catch-up amount.

The Company calculated the impact as if the Company had accounted for the milestone payments under a Cumulative Catch-Up Approach and determined that under this approach, revenue would have been approximately $1.3 million higher in 2007 and $1.3 million lower in 2008. There would be no impact in any other years as the first milestone payment was received in 2007 and as of the end of 2008, all deferred revenue related to the Merck agreements was accelerated and recognized as revenue.

As described more fully in the Company’s response to Comment 8, the Company and its independent auditors have revisited the analysis of the accounting of the Company’s arrangement with Merck under the 2007 Agreements and concluded that its deliverables under the

CONFIDENTIAL TREATMENT REQUESTED BY
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arrangement did not meet the criteria for separation under ASC 605-25 and as such should be accounted for as a single unit of accounting.
“2008 Agreements”
8.	Please include in your response and expand upon the clarification you provided in our March 23, 2010 telephone conference that management’s original determination of the deliverables under the “2006 Agreements” was incorrect, but nonetheless was significant to management’s and its independent audit firms’ conclusion that an undisclosed change in accounting principle appeared to have occurred (i.e. “Scenario Two” in your letter). Please also explain why your accounting under the “2006 Agreements” would be unchanged even though your original determination of the deliverables was incorrect.

In its October 2007 analysis and memo, the Company concluded that the accounting for the LOI and 2007 Agreements consisted of two deliverables: (1) the license and the obligations under the process manufacturing milestones and (2) pre- and post-commercialization supply of Stimuvax and provision of status reports and commercial manufacturing plans to the joint steering committee. The Company concluded that each deliverable qualified as a separate unit of accounting. Additionally, the Company concluded that the stated prices in the 2007 supply agreement related to the manufacturing of Stimuvax represented the fair value of the obligation to manufacture Stimuvax inventory. As a result, the Company allocated all upfront payments and milestone payments to the license element using the residual method and recognized such revenue over the remaining estimated product life of Stimuvax. Manufacturing revenue was recognized after shipment upon the earlier of the expiration of a specified return period (since returns could not be reasonably estimated) and formal acceptance.

The Company’s analysis with respect to the requirements for separation was incomplete and was not fully documented. As a result, it is ambiguous whether the Company had adopted a policy to recognize revenue from licenses that qualify as a separate unit of accounting. Accordingly, the Company has concluded, after consultation with its auditor, that, in light of the fact that revenue previously allocated to the license element was being deferred and amortized, a policy had implicitly been adopted that all license revenue would be deferred and amortized.

As a result of the Staff’s comment related to the Company’s arrangement with Merck, the Company reevaluated its deliverables pursuant to the arrangements and concluded that the collaboration deliverable, which was not fully considered by the Company during its initial analysis of the arrangements, consisted of the (1) joint steering committee participation; (2) manufacturing/CMC Project team participation; and (3) delivery of any improvements of Stimuvax to Merck.

The Company further concluded that it was unable to establish objective and reliable evidence of fair value of such deliverable. As a result, the Company now believes that the entire arrangement

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should be accounted for as a single unit of accounting. The Company however believes the previously recognized revenue is still acceptable because it is appropriate to follow a multiple attribution approach, consistent with the Issue Summary of Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition for a Single Unit of Accounting.

Support for the Multiple Attribution Model within ASU 2009-13 is referred to as “View B.” Proponents of View B believe that as revenue generating arrangements become more complex, it becomes more difficult to identify when the customer is receiving a benefit under the arrangement and that the benefits received by a customer are not always received uniformly over the arrangement and that it is therefore necessary to devise a methodology by which the arrangement consideration can be recognized commensurate with delivery of the benefits to the customer. The goal of the Multiple Attribution Model is simply to recognize revenue when the customer receives benefit under the arrangement. Therefore, the Company believes that revenue related to each deliverable within the arrangement should be recognized upon the culmination of the separate earnings processes and in such a manner so that the accounting matched the economic substance of the arrangement.

9.	In order to help us evaluate “Scenario Two” of your March 8, 2010 letter, please provide proposed disclosure describing Scenario Two. In this proposed disclosure, please expand the underlying reasons why the company believes the change is preferable. Please also confirm that under Scenario Two the change in principle would apply to all of the Company’s licenses, not just those with Merck KGaA, and clarify why nonetheless, management believes the change would have no quantitative effect.

In response to this Comment 9, the Company has presented revised disclosure in Exhibit A hereto, which the Company would propose to include in substantially similar form in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

The Company confirms that, under Scenario Two articulated in its March 8, 2010 letter to the Staff, the change in principle would apply to all instances where a license qualifies as a separate unit of accounting. Currently the Company has no other agreements where this is the case and therefore there would be no retrospective quantitative effect.

Based on extensive analysis, the Company has determined that the preferable accounting treatment for license deliverables that qualify as a separate unit of accounting is to recognize revenue as received and when all other revenue recognition criteria have been met. The Company’s determination was based on the following reasons and analogous guidance:
•	In a March 10, 2000 letter to PricewaterhouseCoopers LLP, Lynn Turner, former Chief Accountant for the SEC, in reference to license fees states that the Staff does not object to full revenue recognition upon delivery, provided the license term has begun and no other performance obligations exist.

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•	ASC 985-605-25, Software Revenue Recognition, states that if an arrangement does not require significant production, modification or customization of software, revenue should be recognized when the criteria contained within ASC 605-10-S99 are met. Additionally, delivery of an element is considered not to have occurred if there are undelivered elements that are essential to the functionality of the delivered element, because the customer would not have the full use of the delivered element.

•	ASC 952-605-25, Accounting for Franchise Fee Revenue, requires that franchise fee revenue be recognized only when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor. Substantial performance means that the franchisor has no remaining obligation or intent to refund any cash received, substantially all of the initial services required by the agreement have been performed and no other material conditions or obligations related to the determination of substantial performance exist.

•	Accounting Research Manager provides interpretive guidance related to recognizing revenue from license fees and states that an arrangement that provides exclusive rights to intellectual property is similar to a transaction involving a tangible product because it can only be licensed (or sold) once. When intellectual property is licensed to a customer for the duration of its life and on an exclusive basis, it is very similar to an outright product sale and therefore a Completed Performance model (or upfront revenue recognition) is generally most appropriate.
Based on the analogous guidance presented above, the Company has determined that the preferable accounting treatment for license fees for arrangements under which the license qualifies as a separate unit of accounting is to recognize revenue as received and when all other revenue recognition criteria have been met.

10.	We note your March 8, 2010 letter indicates that the financial statement accounting policy disclosure was ambiguous. Please tell us what the Company’s internal accounting policy documentation states the Company’s accounting policy was.

The Company’s accounting policy related to revenue recognition for license fees where the license qualifies as a separate unit of accounting was not clearly defined within the Company’s internal documentation. Based upon its review of the available documentation, which is summarized below, current management has concluded that the Company had a policy that such revenue should be deferred and amortized, and that the Company has an error in its annual financial statements for 2008 contained in its Annual Report on Form 10-K for the year ended December 31, 2008 and in its interim financial statements for the periods ended March 31, June 30, and September 30, 2009, because the Company changed its accounting policy with respect to

CONFIDENTIAL TREATMENT REQUESTED BY
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such revenue without making the appropriate disclosures under ASC 250, Accounting Changes and Errors.

In April 2007, members of the Company’s finance function, under the direction of the then-chief financial officer (none of whom are currently employed by the Company), drafted a memorandum regarding the accounting for certain milestone payments received under the Merck collaborative arrangement. This memorandum, however, did not include an analysis of the units of accounting under the 2007 Agreements or the Company’s revenue recognition policy with respect to license revenue.

In October 2007, members of the Company’s finance function, under the direction of the then-chief financial officer (none of whom are currently employed by the Company), drafted a memorandum regarding the accounting for revenue to be received under the 2007 Agreements. This memorandum states that the Company’s deliverables were comprised of two units of accounting: (1) the license and the obligations under the process manufacturing milestones and (2) pre- and post-commercialization supply of Stimuvax and provision of status reports and commercial manufacturing plans to the joint steering committee. Although this memorandum states that the appropriate treatment of license revenue is to defer and recognize revenue ratably over the remaining estimated product life of Stimuvax, it does not fully address the requirements for separability.

The Company has further been advised that there is documentation in the files of its independent registered chartered accountant with respect to the accounting for the 2007 Agreements which states that the Company had determined that there were two units of accounting, one of which was defined as being the license as a separate unit of accounting. The Company has not reviewed this documentation, but has been advised by its independent registered chartered accountant that this documentation was based upon the audit firm’s consultation with the Company’s former accounting personnel, including the former chief financial officer. The independent registered chartered accountant has also advised current management that a review of the documentation in the audit firm’s files has led it to conclude that the Company had historically adopted a policy that all license revenue should be recognized ratably.
Item 15. Exhibits and Financial Statement Schedules, page 56
11.	In a conference call on March 23, 2010 you stated that an agreement entitled “letter of intent” between Biomira International, Inc. and Merck KGaA entered into on January 26, 2006 created binding performance obligations on the parties and amended certain provisions of the May 3, 2001 agreements in relation to the development of BLP25, now known as Stimuvax. As such, please file this agreement as an exhibit to your 10-K, as it is a material agreement pursuant to Item 601(a)(10)(ii)(B) of Regulation S-K.

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ONCOTHYREON INC.
ONTY-00014
At the time the LOI was executed, the Company’s predecessor was a foreign private issuer. The terms of the LOI were disclosed in two Reports of Foreign Issuer on Form 6-K of the Company’s predecessor, which reports were filed with the Commission on January 26, 2006. The requirement to file agreements under Form 6-K depends, in part, on the law of the jurisdiction of the registrant’s domicile or in which the registrant is incorporated or organized. Although the Company disclosed the material terms of the LOI in the Reports of Foreign Issuer on Form 6-K referred to above and in subsequent filings with the Commission, on the advice of Canadian counsel at the time of the execution of the LOI, the Company determined that the filing of the LOI was not required under Canadian law. The LOI was superseded in its entirety by the 2007 Agreements, which were filed with the SEC on September 12, 2007 as exhibits to the Company’s Registration Statement on Form S-4. Since, as of the date such registration statement was filed with the Commission (and as of the date hereof), the Company had (and has) no obligations under the LOI, the Company respectfully submits that filing the LOI as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2009 is not required by Item 601(a)(10)(ii)(B) of Regulation S-K. However, to facilitate the Staff’s review of the Company’s response and the proposed disclosure set forth in Exhibit A hereto, the LOI is attached as Exhibit B hereto.
*  *  *  *  *

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-00015
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 801-2100 or Patrick Schultheis or Michael Nordtvedt both of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, at (206) 883-2500 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely, ONCOTHYREON INC.
/s/ Robert L. Kirkman, M.D.
Robert L. Kirkman, M.D.
President and Chief Executive Officer

cc:	Shashi Karan
Oncothyreon Inc.

Patrick Schultheis
Michael Nordtvedt
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Donald Heisler
Dave Wilson
Bernard De Jager — National Office Accounting Consultations
William T. Platt — National Office Accounting Consultations
Deloitte & Touche LLP

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-00016
Exhibit A
Proposed Disclosure
Financial Statements Footnote Disclosure
2.	RESTATEMENT — 2008 CHANGE IN ACCOUNTING POLICY NOT PREVIOUSLY REPORTED
     Subsequent to the issuance of the Company’s 2008 financial statements, Company management determined that it had changed its revenue recognition policy for up-front license payments and milestone payments received from license agreements under which a license deliverable qualifies as a separate unit of accounting from recognition over the applicable amortization period (the “Proportional Performance Model”) to recognition upon commencement of the license term (the “Specific Performance Model”). The Company failed to provide the required disclosures under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 250, Accounting Changes and Errors with respect to such change. Accordingly, the financial statements as of and for the year ended December 31, 2008 have been restated to reflect the change in accounting policy. The restatement did not change the Company’s balance sheet, statements of operations, changes in stockholders’ equity or cash flows as of and for the year ended December 31, 2008.
     As described in Note 11, on December 18, 2008, the Company and Merck KGaA entered into a license agreement and asset purchase agreement (the “2008 Agreements”) which replaced the 2007 Agreements (as defined in Note 11). Pursuant to the 2008 license agreement, the Company licensed to Merck KGaA all rights related to the development, commercialization and manufacture of Stimuvax. The only deliverable under the 2008 license agreement was the license. Pursuant to the asset purchase agreement, the Company sold to Merck KGaA certain assets related to the manufacture of, and inventory of, Stimuvax, placebo and raw materials, and Merck KGaA agreed to assume certain liabilities related to the manufacturing of Stimuvax and the Company’s obligations related to the lease of the Company’s Edmonton, Alberta, Canada facility. The license to Merck KGaA was effective upon the execution of the 2008 Agreements and all future Company performance obligations related to the collaboration for the development of Stimuvax were removed and continuing involvement by the Company in the manufacturing of Stimuvax ceased.
     Upon entering into the 2008 Agreements, the Company changed its revenue recognition policy for up-front cash payments received for license deliverables and milestone payments that qualify as a separate unit of accounting under ASC 605-25, Multiple Element Arrangements, such as the 2008 license agreement with Merck KGaA, from the Proportional Performance Model to the Specific Performance Model. The Company concluded that the Specific Performance Model is the preferable method for recognizing such revenue as this model more closely reflects the culmination of the earnings process when the Company has no ongoing deliverables and all other revenue recognition criteria have been met.

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-00017
The Company also believes this more accurately reflects the economic substance of the transaction as there is no remaining economic obligation associated with such revenue. In the absence of this change in its revenue recognition policy, the Company would have continued to amortize license payments and milestone payments over the estimated product life of Stimuvax, which is the period through 2018.
     Under ASC 250, a change in accounting policy requires retrospective application of the new accounting policy to all prior periods, unless it is impractical to do so. As the deliverables for which the Company received up-front cash payments and milestone payments prior to the 2008 Agreements did not qualify as separate units of accounting, none of the periods prior to the 2008 Agreements presented in the Company’s financial statements were affected by the change in accounting policy and there was not a cumulative effect on retained earnings as of January 1, 2006.
     The following tables set forth the impact on the Company’s financial statements as a result of changing its accounting policy as described above (in thousands, except share and per share data):
Statement of Operations and Comprehensive Income and Loss Data

	Year Ended December 31, 2008
	As Computed
	Under	As Reported
	Proportional	Under Specific
	Performance	Performance
	Model	Model	Effect of Change
Licensing revenue from collaborative and license agreements	$11,856	$24,416	$12,560
Income (loss) before income taxes	$(5,435)	$7,125	$12,560
Net income (loss)	$(5,435)	$7,125	$12,560
Earnings (loss) per share — basic	$(0.28)	$0.37	$0.65
Earnings (loss) per share — diluted	$(0.28)	$0.36	$0.64
Shares used to compute diluted earnings (loss) per share	19,490,621	19,570,170	79,549
Balance Sheet Data

	As of December 31, 2008
	As Computed
	Under	As Reported
	Proportional	Under Specific
	Performance	Performance
	Model	Model	Effect of Change
Current portion of deferred revenue	$1,506	$18	$(1,488)
Deferred revenue	$11,236	$164	$(11,072)
Accumulated deficit	$(326,978)	$(314,418)	$12,560

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-00018
Statement of Cash Flows Data

	Year Ended December 31, 2008
	As Computed
	Under	As Reported
	Proportional	Under Specific
	Performance	Performance
	Model	Model	Effect of Change
Operating:
Net income (loss)	$(5,435)	$7,125	$(12,560)
Adjustment to reconcile net income (loss) used in operating activities:
Deferred revenue	$(12,286)	$(24,846)	$12,560
3.	SIGNIFICANT ACCOUNTING POLICIES
     Revenue recognition
     The Company recognizes revenue when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collection is reasonably assured. In accordance with ASC Topic 605-25, Multiple Element Arrangements, the Company evaluates revenue from arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting. A delivered item is considered a separate unit of accounting if the following separation criteria are met: (1) the delivered item has stand-alone value to the customer; (2) there is objective and reliable evidence of the fair value of any undelivered items; and (3) if the arrangement includes a general right of return relative to the delivered item, the delivery of undelivered items is probable and substantially in the Company’s control. The relevant revenue recognition accounting policy is applied to each unit of accounting.
     Contract research and development. Revenue from contract research and development consists of non-refundable research and development payments received under the terms of collaborative agreements. Payments under these arrangements compensate the Company for clinical trial activities performed with respect to the collaborative development programs for certain product candidates of the Company. Revenue is recognized on a proportionate performance basis as clinical activities are performed under the terms of collaborative agreements based on the activities performed to date compared to the total estimated activities.
     Contract manufacturing. Revenue from contract manufacturing consists of payments received under the terms of supply agreements for the sale of clinical trial material. Such payments compensate the Company for the cost of manufacturing clinical trial material and are recognized after shipment of the clinical trial material and upon the earlier of the expiration of a specified return period, as returns cannot be reasonably estimated, and formal acceptance of the clinical trial material by the customer.

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-00019
     Collaborative agreements. Revenue from collaborative agreements consists of (1) up-front cash payments for initial technology access or licensing fees, (2) milestone payments triggered by the occurrence of specified events and (3) royalties from the commercial sale of products.
     If the Company has continuing obligations under a collaborative agreement and the deliverables within the collaboration cannot be separated into their own respective units of accounting, the Company utilizes a Multiple Attribution Model to recognize revenue and believes that revenue related to each deliverable within the arrangement should be recognized upon the culmination of the separate earnings processes and in such a manner so that the accounting matches the economic substance of the arrangement. As such, (1) up-front cash payments are recorded as deferred revenue and recognized as revenue ratably over the period of performance under the applicable agreement and (2) milestone payments are recorded as deferred revenue and recognized as revenue ratably over the estimated period of the Company’s ongoing obligations. With respect to collaborative agreements to which the Company was a party and pursuant to which the Company had ongoing obligations during the periods covered by these financial statements, the Company determined that the estimated useful life of the products and estimated period of its ongoing obligations corresponded to the estimated life of the key patents for such products. The Company believes that period would be the end of the product’s useful life because without significant patent protection, such products would likely face competition from generic alternatives.
     Royalties based on reported sales, if any, of licensed products will be recognized based on the terms of the applicable agreement when and if reported sales are reliably measurable and collectability is reasonably assured.
     License agreements. Revenue from license agreements consists of (1) up-front cash payments for initial technology access or licensing fees, (2) milestone payments triggered by the occurrence of specified events and (3) royalties from the commercial sale of products.
     If the Company has no continuing obligations under a stand-alone license agreement, or a license deliverable qualifies as a separate unit of accounting, license payments are recognized as revenue upon commencement of the license term and milestone payments are recognized as revenue upon the occurrence of the events defined as milestones in such agreement.
     Royalties based on reported sales, if any, of licensed products will be recognized based on the terms of the applicable agreement when and if reported sales are reliably measurable and collectability is reasonably assured.
11.	COLLABORATIVE AND LICENSE AGREEMENTS
     2001 Merck KGaA Agreements
     On May 3, 2001, the Company entered into a collaborative arrangement with Merck KGaA to pursue joint global product research, clinical development, and commercialization of the Company’s product

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-00020
candidates, Stimuvax and Theratope. The collaboration covered the entire field of oncology for these two product candidates and was documented in collaboration and supply agreements (the “2001 Agreements”). The Company’s deliverables under the 2001 Agreements included (1) the license of rights to the product candidates, (2) collaboration with Merck KGaA with respect to the clinical development and commercialization of the product candidates and (3) manufacturing of the product candidates.
     Pursuant to the 2001 collaboration agreement, the Company granted a co-exclusive license to Merck KGaA with respect to the clinical development and commercialization of such product candidates in North America and an exclusive license with respect to the clinical development and commercialization of such product candidates in the rest of the world. Merck KGaA did not obtain the right to sublicense the rights licensed to it pursuant to the 2001 collaboration agreement. The license term commenced as of the effective date of the 2001 collaboration agreement. The exclusivity provisions of such license were to remain in effect during the period beginning on the effective date of such license agreement and ending, on a product-by-product and country-by-country basis, on the latter of (1) the expiration of patent rights with respect to the applicable product candidate and (2) the 15th anniversary of the product launch. After the expiration of such period, such license would be perpetual and non-exclusive. Under the 2001 Agreements, the parties agreed to collaborate in substantially all aspects of the clinical development and commercialization of the product candidates and coordinate their activities through a joint steering committee. Pursuant to the 2001 collaboration agreement, the parties agreed to share the responsibilities and obligations, for the clinical development and commercialization of the product candidates in North America (other than with respect to the right to promote product candidates in Canada, which was retained by the Company). In the rest of the world, Merck KGaA was responsible for the clinical development of the product candidates (although the Company agreed to reimburse Merck KGaA for 50% of the clinical development and regulatory costs) and commercialization of the product candidates. The 2001 collaboration agreement’s term corresponded to the exclusivity period of the Company’s license to the product candidates.
     Pursuant to the 2001 supply agreement, the Company was responsible for the manufacturing of the clinical and commercial supply of the product candidates for which Merck KGaA agreed to reimburse the Company for its manufacturing costs. The 2001 supply agreement’s term corresponded to the exclusivity period of the Company’s license to the product candidates.
     In connection with the execution of the 2001 collaboration agreement and supply agreement, the Company received up-front cash payments of $2.8 million ($1.0 million for executing the agreement and $1.8 million as reimbursement of pre-agreement clinical development expenses incurred by the Company) and $4.0 million, respectively. In addition, under the 2001 Agreements the Company was entitled to receive (1) a $5.0 million milestone payment upon enrollment of the first patient in a Phase 3 clinical trial, (2) various additional milestone payments, up to a maximum of $90.0 million in the aggregate (excluding milestones payable with respect to Theratope, the development of which was discontinued in 2004), tied to BLA submission for first and second cancer indications, for regulatory approval for first and second cancer indications, and for various sales milestones, and (3) royalties based

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-00021
on net sales outside of North America. Under the 2001 supply agreement, the Company was entitled to receive reimbursements from Merck KGaA for a portion of the Stimuvax manufacturing costs.
     The Company recorded the up-front cash payments received in connection with the execution of the 2001 Agreements as deferred revenue and recognized such revenue ratably over the period from the date of the 2001 Agreements to 2011. The Company chose an amortization period that, at the time, it believed reflected an anticipated period of “market exclusivity” based upon its expectation of the life of the patent protection, after which the market entry of competitive products would likely occur. Under the 2001 supply agreement, the cost of manufacturing Stimuvax associated with clinical trial material costs was recorded as incurred and reported under contract research and development expense and revenue related to Merck KGaA’s reimbursement of the Company’s cost of manufacturing was recognized as payments were received from Merck KGaA, commensurate with the culmination of the separate earnings process, and reported under contract research and development revenue. The Company did not receive any milestone payments or royalties under the 2001 Agreements. For more information regarding the Company’s revenue recognition policies, see “Note 2—Significant Accounting Policies—Revenue Recognition.”
     In June 2004, following the failure of Theratope in a Phase 3 clinical trial, Merck KGaA returned to the Company all rights to Theratope and development of Theratope was discontinued; however, the parties continued to collaborate under the terms of the 2001 Agreements with respect to the development of Stimuvax, which in 2004 had shown positive results in a Phase 2 clinical trial. In connection with the discontinuation of Theratope, the Company accelerated recognition of approximately $4.5 million in previously deferred revenue, which corresponded to the portion of the up-front cash payments under the 2001 Agreements that was allocated to Theratope. The remaining deferred revenue, which had been allocated to Stimuvax, was continued to be recognized ratably over the remaining amortization period.
     2006 Merck KGaA LOI
     On January 26, 2006, the parties entered into a binding letter of intent (the “LOI”) pursuant to which the 2001 Agreements were amended in part and the parties agreed to negotiate in good faith to amend and restate the 2001 collaboration and supply agreements, as necessary, to implement the provisions contemplated by the LOI. The Company’s deliverables under the 2001 Agreements, as amended by the LOI, remained (1) the license of rights to Stimuvax, (2) collaboration with Merck KGaA with respect to the clinical development and commercialization of Stimuvax and (3) manufacturing of Stimuvax.
     Pursuant to the LOI, in addition to the rights granted pursuant to the 2001 Collaboration Agreement, the Company granted to Merck KGaA an exclusive license with respect to the clinical development and commercialization of Stimuvax in the United States and, subject to certain conditions, to act as a secondary manufacturer of Stimuvax. The Company’s right to commercialize Stimuvax in Canada remained unchanged. The license grant was effective as of March 1, 2006. The exclusivity period of such license corresponded to that under the 2001 collaboration agreement.

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-00022
     Pursuant to the LOI, the joint steering committee continued to meet and served as the vehicle through which Merck KGaA provided updates and shared information regarding clinical development and marketing; however, it ceased to be a decision-making body. The Company continued to have responsibility for manufacturing. Further, the parties’ collaboration, including the term of the 2001 collaboration agreement, was not otherwise affected.
     Pursuant to the LOI, the Company continued to be responsible for the manufacturing of the clinical supply of Stimuvax for which Merck KGaA agreed to pay the Company its cost of manufacturing. The 2001 supply agreement’s term was not modified by the LOI.
     Further, under the LOI, the $5.0 million milestone payment payable to the Company under the 2001 Agreements upon enrollment of the first patient in a Phase 3 clinical trial was amended such that the Company was entitled to receive a $2.5 million milestone payment upon the execution of amended and restated collaboration and supply agreements contemplated by the LOI and a $2.5 million milestone payment upon enrollment of the first patient in such Phase 3 clinical trial. In addition, under the LOI the Company was entitled to receive (1) various additional milestone payments tied to the same events and up to the same maximum amounts as under the 2001 Agreements, (2) royalties based on net sales outside of North America at the same rates as under the 2001 Agreements and (3) royalties based on net sales inside of the North America ranging from a percentage in the high-twenties to the mid-twenties, depending on the territory in which the net sales occur. The royalty rate was higher in North America than in the rest of the world in return for the Company relinquishing its rights to Stimuvax in the United States. In February 2007, the Company announced that the first patient had been enrolled in the global Phase 3 Stimuvax clinical trial for non-small cell lung cancer, triggering the milestone payment by Merck KGaA to the Company of $2.5 million. This milestone payment was received in March 2007.
     The Company recorded the milestone payment received under the LOI as deferred revenue and recognized such revenue ratably over the remaining estimated product life of Stimuvax, which was until 2018. The Company did not receive any royalties under the LOI. For more information regarding the Company’s revenue recognition policies, see “Note 2—Significant Accounting Policies—Revenue Recognition.”
     The Company assessed whether the 2001 Agreements as amended by the LOI, and as the manufacturing deliverable was shipped, the undelivered portion of the license and collaboration deliverable had objective and reliable evidence of fair value and determined that it did not. As a result, it was concluded that all deliverables in the arrangement was to be considered a single unit of accounting.
     2007 Merck KGaA Agreements
     On August 8, 2007, the parties amended and restated the collaboration and supply agreements (as amended and restated, the “2007 Agreements”), which restructured the 2001 Agreements and formalized the terms set forth in the LOI. Since the 2007 Agreements reflect substantially all of the terms of the 2001 Agreements as modified by the LOI, the parties agreed that the 2007 Agreements would be deemed

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-00023
to have been effective as of March 1, 2006, the date on which Merck KGaA assumed worldwide responsibility for the development and commercialization of Stimuvax under the LOI. The Company’s deliverables under the 2007 Agreements remained (1) the license of rights to Stimuvax, (2) collaboration with Merck KGaA with respect to the clinical development and commercialization of Stimuvax and (3) manufacturing of Stimuvax.
     Under the 2007 collaboration agreement, in addition to the rights granted pursuant to the 2001 collaboration agreement (as modified by the LOI), the Company granted to Merck KGaA an exclusive license to develop and commercialize Stimuvax in Canada. As a result, Merck KGaA obtained an exclusive world-wide license with respect to the development and commercialization of Stimuvax. The license grant was effective as of the date of the 2007 collaboration agreement, or March 1, 2006. The exclusivity period of such license corresponded to that under the 2001 collaboration agreement; however, where the license was perpetual and was subject to termination by Merck KGaA the Company believes that the appropriate amortization period, and therefore the period of performance under the agreements, for amounts arising under the contract corresponds to the estimated product life of Stimuvax product, or until 2018.
     Under the 2007 collaboration agreement, the joint steering committee continued to meet and serve as the vehicle through which Merck KGaA provided updates and shared information regarding clinical development and marketing; however, it ceased to be a decision-making body. The Company continued to have responsibility for the development of the manufacturing process and plans for the scale-up for commercial manufacturing and the parties’ collaboration was not otherwise materially affected from the LOI. The 2007 collaboration agreement’s term corresponded to that under the 2001 collaboration agreement.
     Under the 2007 supply agreement, the Company continued to be responsible for the manufacturing of the clinical and commercial supply of Stimuvax for which Merck KGaA agreed to pay the Company its cost of goods (which included amounts owed to third parties) and provisions for certain milestone payments to the Company related to manufacturing scale-up and process transfer were added. The 2007 supply agreement’s term corresponded to that under the 2001 collaboration agreement.
     The entry into the 2007 Agreements triggered the milestone payment to the Company of $2.5 million. Such payment was received in September 2007. In addition, under the 2007 Agreements, the Company was entitled to receive (1) a $5.0 million milestone payment tied to the transfer of certain assays and methodology related to the manufacturing of Stimuvax, a $3.0 million milestone payment tied to the transfer of certain Stimuvax manufacturing technology and a $2.0 million milestone payment tied to the receipt of the first manufacturing run at commercial scale of Stimuvax (provided that, in each case, such milestone payments would have been payable by December 31, 2009, regardless of whether the applicable milestone had been met), (2) various additional milestone payments tied to the same events and up to the same maximum amounts as under the 2001 Agreements, (3) royalties based on net sales outside of North America at the same rates as under the 2001 Agreements and (4) royalties based on net sales

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-00024
inside of North America with percentages in the mid-twenties, depending on the territory in which the net sales occur. If the manufacturing process milestones due by December 31, 2009 were paid in full, the royalty rates would be reduced in all territories by 1.25%, relative to the 2001 Agreements and the LOI. In December 2007 and May 2008, the Company received from Merck KGaA a $5.0 million and a $3.0 million milestone payment, respectively, related to the transfer of certain manufacturing information and technology.
     The Company recorded the milestone payments received under the 2007 Agreements as deferred revenue and recognized such revenue ratably over the remaining estimated product life of Stimuvax. After execution of the 2007 supply agreement, the Company reported revenue and associated clinical trial material costs related to the supply of Stimuvax separately in the consolidated statements of operations as contract manufacturing revenue and manufacturing expense, respectively. Under the 2007 supply agreement, the Company was entitled to invoice and receive a specified upfront payment on the contractual purchase price for Stimuvax clinical trial material after the receipt of Merck KGaA’s quarterly 12-month rolling forecast requirements. The Company invoiced the remaining balance of the contractual purchase price after shipment of the clinical trial material to Merck KGaA. The upfront entitlements were recorded as deferred revenue and such entitlements and the remaining balance of the purchase price were recognized as contract manufacturing revenue after shipment to Merck KGaA upon the earlier of the expiration of a 60-day return period, since returns could not be reasonably estimated and formal acceptance of the clinical trial material by Merck KGaA. Concurrently, the associated costs of the clinical trial material was removed from inventory and recorded as manufacturing expense. The Company did not receive any royalties under the 2007 Agreements. For more information regarding the Company’s revenue recognition policies, see “Note 3—Significant Accounting Policies—Revenue Recognition.”
     The Company has assessed whether, as of inception of the 2007 Agreements, and as the manufacturing deliverable was shipped, the undelivered portion of the license and collaboration deliverable had objective and reliable evidence of fair value and determined that it did not. As a result, it was concluded that all deliverables in the arrangement was to be considered a single unit of accounting.
     2008 Merck KGaA Agreements
     On December 18, 2008, the Company entered into a license agreement with Merck KGaA which replaced the 2007 Agreements. Pursuant to the 2008 license agreement, in addition to the rights granted pursuant to the 2007 collaboration agreement, the Company granted to Merck KGaA the exclusive right to manufacture Stimuvax and the right to sublicense to other persons all such rights licensed to Merck KGaA. The license grant was effective as of the date of the 2008 license agreement. The exclusivity period of such license corresponded to that under the 2007 collaboration agreement.
     In addition, (1) the joint steering committee was abolished, (2) the Company transferred certain manufacturing know-how to Merck KGaA, (3) the Company agreed not to develop any product that is competitive with Stimuvax, other than its product candidate ONT-10, (4) the Company granted to Merck KGaA a right of first negotiation in connection with any contemplated collaboration or license agreement

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-00025
with respect to the development or commercialization of ONT-10 and (5) the Company sold other Stimuvax-related assets as described in further detail below.
     The only deliverable under the 2008 license agreement was the license grant. Upon the execution of the agreements with Merck KGaA in December 2008, all future Company performance obligations related to the collaboration for the clinical development and development of the manufacturing process of Stimuvax were removed and continuing involvement by the Company in the development and manufacturing of Stimuvax ceased (although the Company continues to be entitled to certain information rights with respect to clinical testing, development and manufacture of Stimuvax).
     In return for the license of manufacturing rights and transfer of manufacturing know-how under the 2008 license agreement, the Company received an up-front cash payment of approximately $10.5 million. In addition, under the 2008 license agreement (1) the provisions with respect to milestone payments under the 2007 Agreements remained unchanged and (2) the Company is entitled to receive royalties based on net sales of Stimuvax ranging from a percentage in mid-teens to high single digits, depending on the territory in which the net sales occur. The royalties rates under the 2008 license agreement were reduced by a specified amount which management believes is consistent with the estimated costs of goods, manufacturing scale up costs and certain other expenses assumed by Merck KGaA. In December 2009, the Company received the final manufacturing process transfer milestone payment of $2.0 million.
     Since the Company had no further deliverables under the 2008 License Agreement, the Company (1) recognized the balance of all previously deferred revenue of $12.9 million relating to the Merck KGaA collaboration and (2) the final $2.0 million manufacturing process transfer milestone payment was taken into income when received in December 2009. For more information regarding the Company’s revenue recognition policies, see “Note 3—Significant Accounting Policies—Revenue Recognition.”
     The table below presents the roll-forward of the deferred revenue balances resulting from the payments received from Merck KGaA:

	2009	2008	2007
		(in thousands)
Deferred revenue balance, beginning of year	$—	$17,770	$706
Additional revenues deferred in the year:
Licensing revenues from collaborative and licensing agreements	—	3,000	10,000
Contract manufacturing	—	4,060	7,040
Less revenue recognized in the year:
Licensing revenue from collaborative and licensing agreements	—	(24,712)	(511)
Contract research and development	—	—	(506)
Effect of changes in foreign exchange rates	—	(118)	1,041

Deferred revenue balance, end of year	—	—	17,770
Less deferred revenue—current portion	—	—	(5,785)

Deferred revenue—long term	$—	$—	$11,985

Milestone payment received and recognized currently	$2,000

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-00026
     In connection with the entry into the 2008 license agreement, the Company also entered into an asset purchase agreement pursuant to which the Company sold to Merck KGaA certain assets related to the manufacture of, and inventory of, Stimuvax, placebo and raw materials, and Merck KGaA agreed to assume certain liabilities related to the manufacturing of Stimuvax and the Company’s obligations related to the lease of the Company’s Edmonton, Alberta, Canada facility.
     The plant and equipment in the Edmonton facility and inventory of raw materials, work-in-process and finished goods were sold for a purchase price of $0.6 million (including the assumption of lease obligation of $56,000) and $11.2 million, respectively. The purchase price of the inventory was first offset against advances made in prior periods resulting in net cash to the company of $2.0 million. The Company recorded the net gain from the sale of the plant and equipment of $55,000 in other income and $11.2 million as contract manufacturing revenue.
     As result of the December 2008 transactions, 43 persons who had previously been employed by the Company in its Edmonton facility were transferred to Merck KGaA, which will significantly reduce the Company’s operating expenses in future periods.

CONFIDENTIAL TREATMENT REQUESTED BY
ONCOTHYREON INC.
ONTY-00027
Exhibit B
LETTER OF INTENT
This Letter of Intent (“LOI”) by and among Biomira B.V. (“Biomira Europe”), a Netherlands corporation, with offices located at Amsterdam, The Netherlands, Biomira International Inc. (“Biomira International”), a Barbados corporation, with offices located at Bridgetown, Barbados (collectively, “Biomira”) and Merck KGaA, a German corporation with offices located at Darmstadt, Germany (“Merck”).
     WHEREAS, Biomira Europe and Merck have entered into an Amended and Restated Collaboration Agreement effective as of May 7, 2001 (the “Collaboration Agreement”) pursuant to which the parties are collaborating in the development of product known as BLP-25;
     WHEREAS, Biomira International and Merck have entered into an Amended and Restated Supply Agreement effective as of May 7, 2001 (the “Supply Agreement”) pursuant to which Biomira International is supplying BLP-25 to Merck;
     WHEREAS, the parties now wish to amend certain provisions of the Collaboration Agreement and the Supply Agreement according to the principles set forth in this LOI;
     NOW, THEREFORE, in consideration of the premises and covenants contained herein and other good and valuable consideration, the receipt of which is hereby agreed to by the parties, the parties hereto agree as follows:
1.	Capitalized Terms; Binding Intent
(a)	Capitalized terms not otherwise defined in this LOI shall have the same meanings as in the Collaboration Agreement or the Supply Agreement, as the case may be.

(b)	Unless otherwise specified herein, this LOI shall be binding upon the parties and shall serve as the basis for the parties’ good faith negotiation of an amendment to the Collaboration Agreement and the Supply Agreement or, upon mutual agreement of the parties, an amended and restated Collaboration Agreement and an amended and restated Supply Agreement, which amendments or amended and restated agreements will incorporate provisions necessary to implement the general principles set forth in this LOI, as well as any other provisions upon which the parties may mutually agree. The parties agree to use commercially reasonable efforts to execute such amendments or amended and restated agreements within 60-90 days of the Effective Date (as herein defined).
2.	Agreement to Proceed with Phase III Trial for BLP-25

Merck hereby agrees to undertake, and gives its formal written consent to (and shall cause its representatives on the Steering Committee to in a timely manner vote in favour of) proceeding with, the Phase III Trial (the “Trial”) for BLP-25 in Stage IIIa/b non small cell lung cancer

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described in draft Protocol B25-LG-306 dated April 26, 2005. The sole diligence standard to be met by Merck with respect to the development (including Clinical Development), commercialization, registration, promotion, marketing and Sale of BLP-25 shall be that of commercially reasonable efforts conducted in a prudent and skillful manner in accordance with the Development Plans and Marketing Plans then in effect, which plans will contain Development and Marketing activities representing commercially reasonable efforts, and in accordance with all applicable laws and regulations. The Collaboration Agreement shall be revised so that Merck’s diligence obligations in relation to the development of BLP-25 (including, without limitation, Clinical Development) may be resolved in accordance with Section 18.7 of the Collaboration Agreement. The parties further agree that the $U.S. 5 million milestone payment payable by Merck to Biomira upon enrolment of the first patient in the Trial pursuant to Section 2.6.2.3 of the Supply Agreement shall now be due and payable in two equal installments. One installment of U.S. $2.5 million shall be payable within thirty (30) days of the date both parties execute the amendments or amended and restated agreements described in Section 1 above and the other installment of $U.S. 2.5 million shall be due and payable within thirty (30) days of the date of enrolment of the first patient in the Trial.
3.	Biomira’s Relinquishment of Rights to Co-Develop and Co-Promote BLP-25 in the United States Territory; Merck’s Royalty Payments in the United States Territory
(a)	In consideration of Merck’s written agreement to proceed with the Trial as described in Section 2 above and otherwise complying with the provisions of this LOI, Biomira agrees to relinquish its right to co-develop and co-promote BLP-25 in the United States Territory and will grant Merck an exclusive license under Subsection 2.1.1 of the Collaboration Agreement for the United States Territory in addition to the exclusive license previously granted for the ROW Territory. From and after March 1, 2006, Merck shall assume all responsibilities and obligations (including without limitation monetary obligations) of Biomira with respect to the development (including Clinical Development, commercialization, registration, promotion, marketing and Sale of BLP-25 in both the United States Territory and the ROW Territory. Biomira shall provide cooperation and support to Merck as described in Section 5 below.

(b)	Upon grant of the exclusive license to Merck in the United States Territory described in subsection (a) above, and in lieu of payments Biomira and its Affiliates are entitled to receive under Section 6.3 of the Collaboration Agreement and Section 2.6.4.2.2 of the Supply Agreement, Biomira shall be entitled to receive a royalty of [***] of BLP-25 in the United States Territory up to [***] and [***] for such portion of [***] of BLP-25 in the United States Territory that exceeds [***]. Subject to the other provisions of this LOI, the applicable provisions of Articles 9, 10 and 11 of the Collaboration Agreement shall apply to such royalty payment obligations (for greater certainty, the parties acknowledge and agree that a number of such applicable provisions require modification

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to reflect, for example, the difference in royalty rates in the United States Territory from those in the ROW Territory).

(c)	From and after March 1, 2006, Merck shall assume responsibility for all costs and expenses (including Biomira’s Shared Costs) associated with the development (including Clinical Development), commercialization, registration, promotion, marketing and Sale of BLP-25 in the United States Territory and the ROW Territory other than milestones payments, royalty payments or other amounts payable by Biomira under the Third Party Licenses, which payments shall be the sole responsibility of Biomira consistent with the provisions of Section 9.2.5 of the Collaboration Agreement; provided, however, that the parties agree that any and all royalties payable by Biomira International pursuant to the Adjuvant License Agreement by and between Biomira International and Corixa Corporation (“Corixa”) dated as of October 20, 2004, as amended (the “Corixa License”) shall be payable by Merck as described in subsection 6(b) below.
4.	The Canadian Territory

The provisions of the Collaboration Agreement with respect to the Canadian Territory shall generally remain as currently set forth in such agreement, provided that Biomira shall be responsible for all decision-making related to the Canadian Territory except to the extent that any such matter is viewed by Merck (acting reasonably) as materially adversely effecting the prospects of BLP-25 outside of the Canadian Territory in which case the same decision-making process currently in effect under the Collaboration Agreement with respect to the North American Territory will continue to be applicable to such matter.

5.	Decision-Making for the United States Territory; Continued Cooperation
(a)	The parties agree that the provisions of the Collaboration Agreement with respect to decisions relating to the development and promotion of BLP-25 in the United States Territory, including provisions relating to the decision-making authority of the Steering Committee with respect to the development and promotion of BLP-25 in the United States Territory, will be amended to reflect Merck’s assumption of Biomira’s development and promotion rights and obligations with respect to BLP-25 in the United States Territory. The parties agree that the Steering Committee will continue to meet, but will no longer be a decision-making body with an oversight role with respect to development and promotion of BLP-25, but serve as a vehicle whereby Merck will provide updates and share information with Biomira with respect to Clinical Development and marketing activities, including, but not limited to, providing copies of and sharing information about Clinical Development Plans and Marketing Plans, and for Merck to receive Biomira’s input on such plans, which input will be considered in good faith by Merck). Subject to the foregoing, the parties agree upon the general principle that, upon grant of the exclusive license to Merck in the United States Territory described

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in subsection 4(a) above, Biomira as exclusive licensor and Merck as exclusive licensee will have the same rights and obligations applicable to them in those same roles in the ROW Territory. Subject to Merck’s rights to manufacture BLP-25 set forth in Section 7 of this LOI, the parties also agree that Section 3.2.3 of the Collaboration Agreement shall remain essentially as currently drafted.

(b)	For a period of no less than six (6) months commencing March 1, 2006, Biomira will use reasonable commercial efforts to cooperate fully and promptly with Merck in transitioning its current responsibilities with respect to the development of BLP-25, including the transfer of any and all applicable Investigational New Drug application(s) (“IND”) and any and all other applicable regulatory submissions for BLP-25 currently in the name of Biomira and its Affiliates. Biomira shall be appropriately compensated by Merck for such assistance on the basis set forth in Schedule A to this LOI; provided, however, that transition assistance provided by Biomira from the Effective Date through February 28, 2006 shall be provided at no cost other than out-of-pocket expenses relating to travel and attendance at meetings requested by Merck. The Biomira employees (“Designated Employees”) whom Merck considers crucial to the successful transition of Biomira’s current development responsibilities with respect to BLP-25 are set forth in Schedule B to this LOI. Biomira agrees not to terminate Designated Employees from their employment with Biomira for the six (6) month period commencing March 1, 2006 during which it is providing such transition services, provided that Merck shall be required to compensate Biomira (on the basis set forth in Schedule A to this LOI) for any Designated Employees which Biomira would not otherwise have retained in the employment of Biomira as if such Designated Employees were working full time in assisting Merck for the period specified in Schedule B (i.e., the monthly fee for each such Designated Employee would be payable by Merck for each month (or part thereof) that such Designated Employee was retained by Biomira during the period requested by Merck on Schedule B). After the expiration of such six (6) month period, Biomira will continue to use reasonable commercial efforts to provide support reasonably requested by Merck and its Affiliates to assist in the development of BLP-25 (again, Biomira shall be appropriately compensated by Merck for such assistance on the basis set forth in Schedule B to this LOI).
6.	Cost of Goods; Responsibility for Payments Relating to the Corixa License and Corixa Supply Agreement
(a)	Except as otherwise provided in this LOI, the Collaboration Agreement and the Supply Agreement, for purposes of clarity, the parties agree that Biomira shall be solely responsible for each of the elements comprising the Biomira Cost of Goods for BLP-25, including, but not limited to any and all Third Party Licenses, except for royalty payments payable pursuant to the Corixa License Agreement to be paid by Merck as

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described in Section 3(c) above. The parties further agree that the commercial purchase price for BLP-25 to be paid by Merck or its Affiliates for sale in the United States Territory and the ROW Territory shall be the Biomira Cost of Goods therefor plus [***]; provided, however, that if Biomira or Merck is able to reduce the Biomira Cost of Goods for BLP-25 below a floor price of [***] per Dose in finished form for sale to end users (the “Floor Price”), and if Merck agrees to bear [***] of the costs and expenses (other than capital costs) of the activities required to achieve any such reduction below the Floor Price, including for clinical studies, validation runs and the like, Merck shall (solely for the period of and to the extent of any such reduction below the Floor Price) share in such reduction below the Floor Price equally with Biomira in the form of a deduction of [***] of the aggregate amount of such reduction below the Floor Price from the aggregate royalty amounts otherwise payable by Merck to Biomira Europe under the Collaboration Agreement. If Merck does not agree in a timely manner to fund [***] of such costs and expenses, Biomira may, at its option, assume [***] of the costs and expenses of the activities required to achieve any such reduction below the Floor Price and will be entitled to retain [***] of the aggregate amount of such reduction below the Floor Price attributable to such activities. Biomira will provide Merck with information regarding the activities required to achieve each such potential reduction in the Biomira Cost of Goods and a good faith estimate of the cost and expenses required to implement such activities sufficient to enable Merck to make a decision to participate in the funding of such activities. Nothing in this provision is applicable to the supply of non-commercial BLP-25 for clinical trial purposes.

(b)	The parties agree that Merck shall be responsible for payment of royalties owed by Biomira International to Corixa pursuant to Section 3.1(b) of the Corixa License. Merck shall pay such royalties directly to Corixa if so agreed by Corixa in writing; otherwise, Biomira shall pay such royalties to Corixa as set forth in the Corixa License and shall be reimbursed by Merck for such payments; provided, however, that Biomira will use commercially reasonable efforts to amend the Corixa License Agreement to permit Merck to pay such royalties directly to Corixa. The parties further agree that Biomira International shall continue to he responsible for all other payments, including, but not limited to milestone payments, payable by Biomira International to Corixa pursuant to the Corixa License, and for any payments owed by Biomira International to Corixa pursuant to the Adjuvant Supply Agreement by and between Biomira International and Corixa dated as of October 20, 2004 (the “Corixa Supply Agreement”).
7.	Merck’s Right to Manufacture BLP-25

Biomira agrees that Merck shall have the right, at its option during the term of the Supply Agreement, but provided Merck meets all reasonable requirements of Biomira in connection therewith, to qualify itself (and any Affiliate(s) and/or third party contract manufacturing

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organization(s) acceptable to Biomira acting reasonably required by Merck to act as sub-suppliers to Merck) as a secondary manufacturer of BLP-25 for Biomira upon such appropriate terms and conditions as the parties may agree upon at the relevant time.

8.	Assignment/Right to Sublicense Certain Agreements

Biomira agrees to use commercially reasonable efforts to amend each of the Third Party License Agreements, including the Corixa License Agreement and the Corixa Supply Agreement to permit Merck to have the right to directly cure any uncured breach by Biomira of any such agreement. If required, Biomira further agrees to use commercially reasonable efforts to make such amendments to the Corixa License Agreement as are required to enable Merck, to exercise its rights described in Section 7 above.

9.	Payments to Biomira in the Event of Merck’s Sublicense, Assignment, or Transfer of Rights in the United States Territory

In the event that Merck sublicenses, assigns or otherwise transfers or otherwise relinquishes all or any of its rights and obligations under the Collaboration Agreement (including any co-promotion rights) and/or the Supply Agreement (except in connection with Merck exercising its rights described in Section 7 above) relating to the United States Territory (or any part thereof) to a third party in accordance with the terms thereof and receives upfront payments, milestone payments, royalty payments or other monetary consideration, or in-kind consideration of substantive value, Merck will pay Biomira a one-time payment of [***] within thirty (30) days of the effective date of such sublicense, assignment or transfer; provided, however that Biomira will have no right to receive such payment if Merck assigns or transfers its rights and obligations in connection with the transfer or sale of all or substantially all of its business or in the event of the merger or consolidation of Merck with another corporation. Subject to the foregoing, Biomira shall not have the right to share in all or any portion of the upfront payments, milestone payments, royalty payments or other monetary or in-kind consideration received by Merck from such third party.

10.	Effect on Existing Agreements

Both parties understand and acknowledge that this LOI creates binding obligations on the parties and that the parties will promptly negotiate in good faith amendments to the Collaboration Agreement and the Supply Agreement or, upon mutual agreement, amend and restate those agreements, which amendments or amended and restated agreements will include provisions implementing the principles set forth in this LOI. Without limiting the generality of the foregoing Section 18.10 of the Collaboration Agreement shall be deleted from the Collaboration Agreement. Until the execution of such amendments or amended and restated agreements by both parties, the terms and conditions of the Collaboration Agreement and the Supply Agreement,

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to the extent not otherwise amended by the provisions of this Letter of Intent, shall remain in full force and effect.

11.	Governing Law and Arbitration

Section 18.6 of the Collaboration Agreement shall apply mutatis mutandis to this LOI.

12.	Effective Date

This LOI shall be deemed to be effective as of January 26, 2006 (the “Effective Date”).

Biomira B.V.		Biomira International Inc.

By:	/s/ T. Alexander McPherson	By:	/s/ Edward Taylor

Title:	Chairman, Board of Directors	Title:	Chairman, Board of Directors

Merck KGaA

By:	/s/ Elmar Schnee	By:	/s/ Jens Eckhardt

Title:	Deputy Member of Executive Board	Title:	Legal Counsel

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SCHEDULE A

	Hourly	Daily	Weekly	Monthly
Executive	[***]	[***]	[***]	[***]

Management	[***]	[***]	[***]	[***]

Professional	[***]	[***]	[***]	[***]

Technical	[***]	[***]	[***]	[***]

Support	[***]	[***]	[***]	[***]

*	All amounts in the above table are in U.S. dollars.
Executive
Vice Presidents
Senior Director, Immunology
Senior Director, Clinical & Medical Affairs
Management
Directors, Project Management
Senior Managers, Clinical Trials
Manager, Financial Planning & Analysis
Manager, Medical Services
Senior Manager, Data Management & Analysis
Director, Regulatory Affairs
Manager, Regulatory Affairs
Director, Quality
Director, Biopharmaceutical Development
Director, Product Development & Manufacturing
Manager, Quality Assurance & Compliance
Manager, Quality Control
Manager, Chemical Development
Manager, Analytical Development
Professional
Accountants
Clinical Research Associates
Medical Services Associates
Data Analyst Associates

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Quality Specialists
Quality Control Specialists
Development Scientists
Manufacturing Specialists
Research Scientists
Technical
Quality Control Analysts
Development Specialists
Development Technicians
Research Associates
Support
Documentation Analysts
Documentation Specialists
Administrative Assistants

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SCHEDULE B
Dedicated Biomira Employees

Peter Emtage (Executive)	3-6 months
Jason Hayes (Executive)	6 months
Sally Jones (Management)	6 months
Charmaine Yeung (Management)	6 months
Heather Jenkins (Management)	6 months
Brenda Christian (Management)	6 months
Patrick O’Reilly (management)	6 months
Laurel Knaack (Management)	3 months
Dory Sample (Management)	3 months
Note: This list of dedicated Biomira employees to be retained pursuant to the LOI does not include the following employees who are critical to fulfill Biomira’s manufacturing obligations, but who will not be paid by Merck:
•	Manufacturing: Bill Reilley

•	Analytics: Rob Dupuit and appropriate team

•	QA: Leane Gadowski and appropriate team